UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-52551

FSP 50 SOUTH TENTH STREET CORP.

(Exact name of registrant as specified in its charter)

401 Edgewater Place, Suite 200, Wakefield, Massachusetts
(781) 557-1300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒ Rule 12g-4(a)(1)

☐ Rule 12g-4(a)(2)

☐ Rule 12h-3(b)(1)(i)

☐ Rule 12h-3(b)(1)(ii)

☐ Rule 15d-6

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, FSP 50 South Tenth Street Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FSP 50 SOUTH TENTH STREET CORP.

Date: October 20, 2014	By: /s/ George J. Carter
George J. Carter President and Chief Executive Officer